UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Scientific Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    747794105
                                 (CUSIP Number)

       James R. Kruse, 50 W. Broadway, #800, SLC, UT 84101, (801) 531-7090
--------------------------------------------------------------------------------
             (Name Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D

---------------------------------------------------                             ----------------------------------------------------

CUSIP No. __747794105___                                                         Page ___2____ of ___3____ Pages
---------------------------------------------------                             ----------------------------------------------------

-------- ---------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Jana K. Meyer
-------- ---------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) |_|
                                                                                                                        (b) |_|


-------- ---------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY



-------- ---------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS


         PF
-------- ---------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|



-------- ---------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
-------- --------------- ----- -----------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER


                               4,020,000 shares
                        ------ -----------------------------------------------------------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                0 shares
                        ------ -----------------------------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON
         WITH                   4,020,000 shares
                        ------ -----------------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER


                               0 shares
----------------------- ------ -----------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         4,020,000 shares
-------- ---------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              |_|



-------- ---------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         7.28 %
-------- ---------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON


         IN
-------- ---------------------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer
         Common stock, $0.001 par value
         Scientific Energy Inc. (the "company")
         630 North 400 West
         Salt Lake City, Utah 84103

Item 2. Identity and Background

         (a) The name of the person filing this statement is Jana K. Meyer ("reporting person");

         (b) Ms. Meyer's business address is 630 North 400 West, Salt Lake City, Utah 84103;

         (c) Ms. Meyer's principal occupation or employment is as an employee of Rex Industries, an entity engaged in industrial steel fabrication;

         (d) Ms. Meyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) Ms. Meyer has not, during the last five years, been a party to any civil proceeding; and

         (f)      Ms. Meyer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The reporting person has expended no out-of-pocket monies in acquiring the shares. The vast majority of the shares acquired by the reporting person were pursuant to employment contracts with the company that provided for equity compensation in lieu of cash or other compensation.

         The reporting person was gifted an initial 20,000 shares on June 6, 2001. The shares were gifted by the president and chief financial officer of the company. The reporting person received an additional 2,000,000 shares of the company's stock on May 17, 2002, pursuant to an employment agreement for services. The shares were valued at $0.025 for compensation purposes. These 2,000,000 shares were registered on Form S-8 for bonafide services rendered. The reporting person received their last block of shares on December 11th, 2002 in connection with a supplemental employment agreement whereby another 2,000,000 was issued. The shares were valued at $0.01 for compensatory purposes. These 2,000,000 shares were also registered by Form S-8 for bonafide services rendered.

Item 4. Purpose of Transaction

         No stock transactions involving the reporting person were engaged in for the purpose of effectuating a change in control of the issuer. One was a gift the other two were compensatory, subject to stock award plans and employment contracts.

Item 5. Interest in Securities of the Issuer

         The reporting person has sole voting and dispositive power over 4,020,000 shares of common stock. This represents 7.28% of the issued and outstanding shares of the company. For a description of these transactions, see
Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No outstanding contracts, arrangements, understandings or relationships with respect to securities of the issuer exist.

Item 7. Material to Be Filed as Exhibits

         N/A.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 2002                                            //S// Jana K. Meyer
Date                                                         Jana K. Meyer